Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-236253

Prospectus Supplement No. 1

(To Prospectus dated February 10, 2020)

KLDISCOVERY INC.

29,350,000 Shares Common Stock Issuable upon Exercise of

Outstanding Warrants

This prospectus supplement updates, amends and supplements the prospectus dated February 10, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-236253). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on March 25, 2020, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

KLDiscovery Inc.’s Common Stock and Public Warrants are quoted on the OTC Pink Sheet Market under the symbols “KLDI” and “KLDIW,” respectively. On March 24, 2020, the closing prices of our Common Stock and Public Warrants were $7.70 and $0.15, respectively.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2020

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 8-K

_____________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 24, 2020

_____________________

KLDiscovery Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38789	61-1898603
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8201 Greensboro Dr. Suite 300 McLean, VA	22102
(Address of principal executive offices)	(Zip Code)

(703) 288-3380

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition

On March 25, 2020, KLDiscovery Inc. (“KLDiscovery” or the “Company”) issued a press release reporting its financial results for the year ended December 31, 2019. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information furnished with this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

As previously disclosed, on December 9, 2016, certain subsidiaries of the Company entered into that certain credit agreement (as amended or supplemented to date, the “2016 Credit Agreement”) with Royal Bank of Canada, as administrative agent, RBC Capital Markets and TD Securities (USA) LLC, as joint lead arrangers and joint bookrunners, and certain other agents and lenders.  The 2016 Credit Agreement provides for a revolving credit facility (the “Revolving Credit Facility”) of up to $30.0 million. and a first lien term loan facility of $340.0 million.  The second lien term loan facility of $125.0 million also entered into on December 9, 2016, was paid off in connection with the closing of the business combination of Pivotal Acquisition Corp. with LD Topco, Inc. (“LD Topco”). The material terms of the 2016 Credit Agreement are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2016 Credit Agreement” in the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2020 (the “S-1 Registration Statement”), which description is incorporated by reference herein. As of December 31, 2019, the Company had $29.1 million of availability under the Revolving Credit Facility. On March 25, 2020, Company provided notice to the lenders to borrow $29.0 million under the Revolving Credit Facility so that a total of $29.9 million is currently outstanding (including $0.9 million in letters of credit). The current interest rate for borrowings under the Revolving Credit Facility is either an adjustable eurocurrency loan interest rate of 5.375%, 5.625%, or 5.875% with interest rates based on the First Lien Net Leverage Ratio plus an amount equal to the LIBOR, or a base rate loan interest rate of 4.375%, 4.635%, or 4.875% plus the Base Rate.

The Company increased its borrowings under the Revolving Credit Facility as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the global coronavirus (COVID-19) outbreak. The proceeds from the borrowings under the Revolving Credit Facility are currently being held on LD Topco’s balance sheet, resulting in total cash and cash equivalents of approximately $54 million as of March 25, 2020. In accordance with the terms of the 2016 Credit Agreement, the proceeds from the borrowings under the Revolving Credit Facility may be used for working capital, general corporate or other purposes permitted under the 2016 Credit Agreement.

Item 5.02	Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 24, 2020, the Company announced that the size of its Board of Directors (the “Board”) has been increased to nine members pursuant to an amendment, dated as of March 23, 2020, to the Stockholders’ Agreement, dated as of December 19, 2019, entered into in connection with the consummation of the business combination among the Company and affiliates of Carlyle Equity Opportunity GP, L.P. and Revolution Growth III, LP. The Company also announced that the Board has elected Donna Morea as Chair of the Board. Ms. Morea has been on the Company’s Board since March 2017. She currently serves on the boards of directors of Truist Financial Corporation, and Inova Health Systems, and as the Chair of the Board of Science Applications International Corporation. She is also a board member of NetHealth and Accelerate Learning. She currently is an Operating Executive for The Carlyle Group, an affiliate of KLDiscovery’s largest shareholder, where she is focused on the technology and business services sectors. From 2004 to 2011 she served as President of CGI Technology and Solutions, Inc. where she led CGI’s software and IT services in the US, Europe and Asia-Pacific region, serving commercial and government clients. Ms. Morea replaces Daniel Akerson, who served as Chairman of the Company’s Board since January 2016.

In addition, the Company announced that it elected Lawrence Prior III and Ian Fujiyama to the Board. Mr. Prior and Mr. Fujiyama are senior executives with The Carlyle Group. Mr. Prior was most recently President and Chief Operating Officer of CSRA, Inc. Mr. Fujiyama is a 23-year veteran at The Carlyle Group, focusing on strategic investments in aerospace, defense and government services.

A copy of the Company’s press release announcing the election of Ms. Morea as Chair of the Board and the election of Mr. Prior and Mr. Fujiyama to the Board is filed as Exhibit 99.2 to this Current Report on Form 8-K.

Forward Looking Statements

This Current Report on Form 8-K includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLDiscovery’s future financial and business performance, attractiveness of KLDiscovery’s product offerings and platform and the value proposition of KLDiscovery’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside KLDiscovery’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: KLDiscovery’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLDiscovery’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLDiscovery’s solutions; the success of other competing technologies that may become available; KLDiscovery’s ability to identify and integrate acquisitions; the performance and security of KLDiscovery’s services; potential litigation involving KLDiscovery; and general economic and market conditions impacting demand for KLDiscovery’s services, including as a result of the impact of COVID-19. Other factors include risks and uncertainties set forth in the “Risk Factors” in the S-1 Registration Statement and any subsequent reports that KLDiscovery files with the SEC. KLDiscovery does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	KLDiscovery Press Release, dated March 25, 2020.
99.2	KLDiscovery Press Release, dated March 24, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLDiscovery Inc.

Date: March 25, 2020	By:	/s/ Christopher J. Weiler
	Name:	Christopher J. Weiler
	Title:	Chief Executive Officer

Exhibit 99.2

KLDiscovery Inc. names Donna Morea, Chair of the Board,

Adds Lawrence Prior III and Ian Fujiyama to the Board of Directors

McLEAN, Va.— March 24, 2020 — KLDiscovery Inc. (“KLDiscovery”), a leading global provider of electronic discovery, information governance and data recovery services, today announced that it has elected Donna Morea as Chair of the Board of Directors of KLDiscovery and is adding Lawrence Prior III and Ian Fujiyama, to its Board of Directors.

Ms. Morea has been on KLDiscovery’s Board of Directors since March 2017. She currently serves on the boards of directors of Truist Financial Corporation and Inova Health Systems, and as the Chair of the Board of Science Applications International Corporation. She is also a board member of NetHealth and Accelerate Learning. She currently is an Operating Executive for The Carlyle Group, an affiliate of KLDiscovery’s largest shareholder, where she is focused on the technology and business services sectors. From 2004 to 2011 she served as President of CGI Technology and Solutions, Inc. where she led CGI’s software and IT services in the US, Europe and Asia-Pacific region, serving commercial and government clients. Ms. Morea replaces Daniel Akerson, who served as Chairman of KLDiscovery’s Board since January 2016.

Lawrence Prior III and Ian Fujiyama are senior executives with The Carlyle Group and are members of the firm's Aerospace, Defense, and Government Services team. Mr. Prior was recently President and Chief Executive Officer of CSRA, Inc. He serves on the board of Novetta. He is an Operating Executive for Carlyle. Mr. Fujiyama is managing director and a 23-year veteran of Carlyle.  He currently serves on the board of directors of Booz Allen Hamilton, Dynamic Precision Group and Novetta.

In connection with KL Discovery’s business combination with Pivotal Acquisition Corp. on December 19, 2019, Kevin Griffin, CEO and Chief Investment Officer of MGG Investment Group and Jonathan Ledecky, Chairman and Chief Executive Officer of Pivotal Investment Corporation and co-owner of the National Hockey League’s New York Islanders franchise remained on the board of KLDiscovery following the business combination.

“We are pleased to have Donna as Chair of our Board of Directors,” said Christopher Weiler, Chief Executive Officer of KLDiscovery. “Donna has been a valuable member of our Board since March 2017 and she is intimately involved with our company.  She has broad knowledge of the information technology industry with many years of senior management experience. Larry and Ian are strong business leaders and bring a wealth of technology solutions and corporate finance experience to our Board.”

Weiler continued, “With four recently added members on the board and a new Chair, we have demonstrated our commitment to the future by strengthening our Board with successful, highly experienced individuals with strong business and financial experience. Our management team will benefit from their expertise.”

KLDiscovery’s Board members are: Chair of the Board - Donna Morea; Chris Weiler, CEO KLDiscovery; Will Darman; Ian Fujiyama; Kevin Griffin; Jonathan Ledecky; Evan Morgan; Lawrence Prior III; and Richard Williams.

About KLDiscovery

KLDiscovery provides technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. The company, with offices in 40+ locations across 20 countries, is a global leader in delivering best-in-class eDiscovery, information governance and data recovery solutions to support the litigation, regulatory compliance, internal investigation and data recovery and management needs of our clients. Serving clients for over 30 years, KLDiscovery offers data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software and data hosting for web-based document reviews, and managed document review services. In addition, through its global Ontrack Data Recovery business, KLDiscovery delivers world-class data recovery, email extraction and restoration, data destruction and tape management. KLDiscovery has been recognized as one of the fastest growing companies in North America by both Inc. Magazine (Inc. 5000) and Deloitte (Deloitte’s Technology Fast 500) and CEO Chris Weiler was recognized as a 2014 Ernst & Young Entrepreneur of the Year™. Additionally, KLDiscovery is a Relativity Certified Partner and maintains ISO/IEC 27001 Certified data centers around the world. For more information, please email info@kldiscovery.com or visit www.kldiscovery.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLDiscovery’s future financial and business performance, attractiveness of KLDiscovery’s product offerings and platform and the value proposition of KLDiscovery’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside KLDiscovery’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: KLDiscovery’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLDiscovery’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLDiscovery’s solutions; the success of other competing technologies that may become available; KLDiscovery’s ability to identify and integrate acquisitions; the performance and security of KLDiscovery’s services; potential litigation involving KLDiscovery; and general economic and market conditions impacting demand for KLDiscovery’s services, including as a result of the impact of COVID-19. Other factors include risks and uncertainties set forth in the “Risk Factors” in the final prospectus and definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on November 21, 2019 (as supplemented on November 21, 2019) and incorporated by reference in the Current Report on Form 8-K filed with the SEC on December 26, 2019 and any subsequent reports that KLDiscovery files with the SEC. KLDiscovery does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media Contact:
Krystina Jones
888-811-3789
krystina.jones@kldiscovery.com

Investor Contact:

Richard Simonelli

202-450-9516

richard.simonelli@kldiscovery.com